Exhibit (c)(iii)

Discussion Materials for the Special Committee K-Tel International, Inc. December 8, 2006

Disclaimer We have been engaged by the Special Committee of K-Tel International, Inc. to render a fairness opinion with respect to a proposed transaction. These materials reflect our work to date in connection with our engagement and are subject to completion based on express transaction terms and completion of our analyses. These materials should not be taken as an indication of value or an expression of the fairness of a proposed transaction.

Table of Contents Section I K-Tel International, Inc. Overview Section II Summary of Proposed Transaction Section III Summary of Due Diligence Procedures Section IV Preliminary Valuation Analyses Section V Appendices

SECTION 1 K-Tel International, Inc. Overview

K-Tel International, Inc. Overview K-Tel International, Inc. (“K-Tel or the “Company”), incorporated in 1968, licenses its music catalog internationally and markets entertainment products mainly derived from its catalog through retail and direct response marketing channels in the United States and Europe. K-Tel’s proprietary master music catalog consists of approximately 6,000 titles consisting of original recordings and re-recordings of music from the 1950’s through today. The Company licenses the rights to its master recordings to third parties worldwide for use in albums. K-Tel also licenses its master recordings for films, television programs, commercials and electronic downloads to various media formats. Competitors include the following significantly larger companies: Sony BMG Corp. Time Warner, Inc. EMI Group PLC Industry Trends Music publishing generates high margin royalty income when a song is broadcast, sold, downloaded, used in a movie, television program, or performed publicly. The recorded music business is highly unpredictable and retail sales have been declining over the last several years, hurting profits at many companies. these trends have been particularly pronounced at K-Tel.

K-Tel International, Inc. Overview Revenue has declined over the last five-years while operating losses have increased. Fiscal 2006 revenue fell 21% to $4.8 million from $6.0 million in fiscal 2005 retail sales fell 54.8% to $2.1 million in fiscal 2006 from $4.6 million in fiscal 2005 due primarily to the Company’s transition from a distribution business to a licensing business. licensing revenue increased 84.6% in fiscal 2006 Funding for operations has been accomplished through a combination of a revolving loan and a term loan. the creditor is an affiliate of K-Tel (the largest shareholder, Board Chairman, President and CEO) $12.4 million of total debt is outstanding as of September 30, 2006 (due July 20, 2008). In addition to high financial leverage, stockholders’ equity is negative $12.3 million and net working capital is negative $12.7 million, as of September 30, 2006. Due to significant recurring operating losses and a net working capital deficit, the Company’s auditor has issued a going concern opinion in connection with the fiscal 2006 financial statements. .

K-Tel International, Inc. Overview

Financial Summary
For the Years Ended June 30
($'s in Thousands)

	2002	2003	2004	2005	2006	LTM 9/30/2006
Net Sales	$ 6,891	$ 7,234	$ 6,679	$ 6,041	$ 4,804	$ 4,496
Cost of Goods Sold	2,353	3,100	2,934	2,439	2,012	1,794
Gross Profit	$ 4,538	$ 4,134	$ 3,745	$ 3,602	$ 2,792	$ 2,702
Operating Expenses	4,584	3,985	3,778	3,692	3,217	3,167
Operating Income	$ (46)	$ 149	$ (33)	$ (90)	$ (425)	$ (465)
Interest Expense	(472)	(534)	(497)	(630)	(800)	(852)
Other Income (Expense)	(37)	74	(20)	24	25	23
Pretax Income	$ (555)	$ (311)	$ (550)	$ (696)	$ (1,200)	$ (1,294)
Income Taxes (Benefit)	(141)	0	(168)	(88)	0	0
Net Income (Loss) from Continuing Operations	$ (414)	$ (311)	$ (382)	$ (608)	$ (1,200)	$ (1,294)
EPS - Basic and Fully Diluted	$ (0.03)	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.09)	$ (0.10)
Key Financial Metrics (b)						
Gross Margin	65.9%	57.1%	56.1%	59.6%	58.1%	60.1%
Operating Margin	-0.7%	2.1%	-0.5%	-1.5%	-8.8%	-10.3%
Depreciation and Amortization	$ 380	$ 315	$ 253	$ 224	$ 200	$ 192
EBITDA (a)	$ 334	$ 464	$ 220	$ 134	$ (225)	$ (273)
EBITDA Margin	4.8%	6.4%	3.3%	2.2%	-4.7%	-6.1%
Capital Expenditures	$ 124	$ 18	$ 66	$ 42	$ 8	$ 11
Music Catalog Additions	$ 0	$ 0	$ 26	$ 15	$ 0	$ 0
Cash	$ 75	$ 1,219	$ 147	$ 1,272	$ 1,689	$ 1,470
Interest Bearing Debt	$ 10,253	$ 11,515	$ 11,200	$ 11,518	$ 12,098	$ 12,399
Stockholders' Equity	$ (9,343)	$ (10,194)	$ (10,200)	$ (10,561)	$ (11,982)	$ (12,308)

Note:
(a) Operating income (EBIT) plus depreciation and amortization
(b) Based on SEC filings.

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K-Tel International, Inc. Overview Current Ownership Structure (shares in 000s) Institutional/Inside Investors Shareholders of Record # of Shares % 5% Shareholders (Phillip Kives persoally and/or affiliates) 6 8,374 61.3% Minority Shareholders Shareholders of Record # of Shares % Current Minority Shareholders 1359 5,276 38.7% Total Shareholders 1365 13,650 100.0% Float 38.7% Source: 10-K and documents provided by management.

Stock Price Trading History The Company’s common stock currently trades on the pink-sheets. The Company has a small float and trades thinly. K-Tel International, Inc. Overview

 K-Tel International, Inc. Overview Closing Stock Price (12/06/06) $0.04 Market Capitalization (000's) $546 Float 38.7% Weighted Average Stock Price Since (11/24/06) (1) $0.04 52 Week High - Low $0.08 $0.01 3 Month Weighted Average Stock Price $0.05 3 Month Average Daily Volume 3,160 6 Month Weighted Average Stock Price $0.05 6 Month Average Daily Volume 3,776 12 Month Weighted Average Stock Price $0.04 12 Month Average Daily Volume 4,504 3 Year Weighted Average Stock Price $0.10 3 Year Average Daily Volume 7,864 (1) On 11/22/06, K-tel became current with its SEC filings by filing form 10-Qs for quarters ended 9/30/05, 12/31/05, 3/31/06 Stock Trading History and 9/30/06 and filing the 10-K for fiscal year ended 6/30/06.

K-Tel International, Inc. Overview Five Year Stock Price Trading History $0.00 $0.05 $0.10 $0.15 $0.20 $0.25 $0.30 $0.35 $0.40 $0.45 12/6/2001 12/6/2002 12/6/2003 12/6/2004 12/6/2005 12/6/2006

 K-Tel International, Inc. Overview Five Year Daily Trading Volume 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 500,000 12/6/2001 12/6/2002 12/6/2003 12/6/2004 12/6/2005 12/6/2006

Volume Traded at Various Price Levels Three Month Weighted Average Price = $.05 9/6/06 - 12/6/06 9.80% 0 75,000 150,000 $0.00 - $.01 $0.01 - $0.03 $0.03 - $0.04 $0.04 - $0.06 $0.06 - $0.07 Stock Price Shares Traded 0.00% 25.00% 50.00% 75.00% ` 20.07% 78.31% 70.12% Six Month Weighted Average Price = $.05 6/6/06 - 12/6/06 29.67% 15.63% 0 100,000 200,000 300,000 $0.00 - $.02 $0.02 - $0.03 $0.03 - $0.05 $0.05 - $0.06 $0.06 - $0.08 Stock Price Shares Traded 0.00% 20.00% 40.00% 60.00% 54.70% One Year Weighted Average Price = $.04 12/6/05 - 12/6/06 21.63% 6.71% 37.95% 12.73% 20.99% 0 250,000 500,000 $0.00 - $.02 $0.02- $0.03 $0.03- $0.05 $0.05- $0.06 $0.06- $0.08 Stock Price Shares Traded 0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 30.00% 35.00% 40.00% 45.00% Three Year Weighted Average Price = $.10 12/6/2003 - 12/6/2006 27.06% 53.47% 8.69% 8.40% 2.38% 0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 $0.00 - $.06 $0.06- $0.12 $0.12- $0.17 $0.17- $0.23 $0.23- $0.29 Stock Price Shares Traded 0.00% 20.00% 40.00% 60.00%

SECTION 2 Summary of Proposed Transaction

 Proposed Transaction K-Tel is proposing to undertake a reverse stock split transaction that would have the effect of reducing the number of shareholders below 300, thus allowing for the termination of SEC reporting obligations. Reverse split of 1-for-5,000 existing shares held by a shareholder, with fractional shares being redeemed by K-Tel. Management Rationale Stockholders are unable to benefit fully from public company status due to: low trading volume and small public float which limits shareholder liquidity the Company is not able to raise capital conventionally in the public markets the Company is not an attractive investment for institutional investors the Company is not able to effectively use shares for acquisitions or to successfully attract and retain employees. The scale of the Company has changed dramatically and management considers the increasing annual costs and other burdens of continuing as an SEC reporting company to be outweighed by any benefit of continuing as such. A reverse split provides multiple benefits including; reduction of direct and indirect costs stockholders are able to sell without a brokerage commission Summary of Proposed Transaction

SECTION 3 Summary of Due Diligence Procedures

Due Diligence Procedures We reviewed the following information regarding K-Tel: Annual report and form 10-K for the five fiscal years ended June 30, 2006; Form 10-Q for the three month period ended September 30, 2006; Form 8-Ks filed since 2005: Recent press releases; Apple download history provided by management; Listing of downloaded songs by title provided by management; Financial projections for the five fiscal years ending June 30, 2011 provided by management; breakdown of revenue by source estimates of net operating loss (NOL) tax benefits estimates of cost savings from public company status In addition, we held discussions with key management of K-Tel concerning the history and future outlook for the Company and other matters relevant to our analyses. Interviews with company counsel and a phone conference with the Special Committee of the Board of Directors of the Company.

SECTION 4 Preliminary Valuation Analyses

Comparable Public Company Analysis This analysis compares selected financial and valuation metrics of the Company relative to those of public companies that are similar based on lines of business, markets, customers, financial characteristics and other factors. We reviewed business descriptions, financial information (including estimated financial data) and stock market data on numerous public companies operating in music and video entertainment. We selected the following five companies as being the most comparable to the Company: Digital Music Group, Inc. Image Entertainment, Inc. Madacy Entertainment Income Fund MediaBay, Inc. Napster, Inc. Preliminary Valuation Analyses

 Valuation Analysis ($'s in thousands, except per share data) Company Name Ticker Fiscal Year End LTM Period Price 12/06/06 52 Wk High 52 Wk Low % of 52 Wk High Market Cap Net Debt (a) Preferred Stock Minority Interest Enterprise Value Image Entertainment Inc. DISK 3/31/2006 12/31/2006 $3.28 $4.12 $2.91 79.6% $70,773 $21,435 $0 $0 $92,208 Madacy Entertainment Income Fund MEG.UN 12/31/2006 3/31/2007 $1.80 $6.73 $1.18 26.7% $13,545 $22,415 $0 $27,098 $63,058 Napster Inc. NAPS 3/31/2007 3/31/2007 $3.56 $5.10 $2.55 69.8% $159,844 ($90,318) $0 $0 $69,526 Digital Music Group, Inc. DMGI 12/31/2006 3/31/2007 $5.50 $10.42 $3.75 52.8% $49,693 ($24,165) $0 $0 $25,527 MediaBay Inc. MBAY 12/31/2005 9/30/2006 $0.06 $1.98 $0.01 2.8% $736 $18,627 $0 $0 $19,363 K-tel International, Inc. KTEL 6/30/2006 3/31/2007 $0.04 $0.08 $0.01 50.0% $546 $10,929 $0 $0 $11,475 Note: (a) Net debt equals interest bearing debt less cash. Market Capitalization and Enterprise Value

Valuation Analysis

($s in thousands, except per share data)

		LTM Financial Data					Margins			Valuation Multiples			
Company Name	Ticker	Revenue	EBITDA	EBIT	Net Income	EPS	EBITDA	EBIT	Net Income	EV/ Revenue	EV/ EBITDA	EV/ EBIT	P/E
Image Entertainment Inc.	DISK	$114,768	$130	($2,498)	($4,047)	($0.19)	0.1%	-2.2%	-3.5%	0.80x	NM	NM	NM
Madacy Entertainment Income Fund	MEG.UN	$116,397	$8,635	$3,840	$3,287	$0.44	7.4%	3.3%	2.8%	0.54x	7.3x	16.4x	4.1x
Napster Inc.	NAPS	$103,887	($42,877)	($46,708)	($40,227)	($1.00)	-41.3%	-45.0%	-38.7%	0.67x	NM	NM	NM
Digital Music Group, Inc.	DMGI	$3,229	($1,316)	($2,586)	($2,215)	($0.35)	-40.8%	-80.1%	-68.6%	7.91x	NM	NM	NM
MediaBay Inc.	MBAY	$5,407	($6,889)	($7,434)	($22,573)	($2.22)	-127.4%	-137.5%	-417.5%	3.58x	NM	NM	NM
	Max	$116,397	$8,635	$3,840	$3,287	$0.44	7.4%	3.3%	2.8%	7.91x	7.3x	16.4x	4.1x
	Mean	$68,738	($8,464)	($11,077)	($13,155)	($0.66)	-40.4%	-52.3%	-105.1%	2.70x	7.3x	16.4x	4.1x
	Median	$103,887	($1,316)	($2,586)	($4,047)	($0.35)	-40.8%	-45.0%	-38.7%	0.80x	7.3x	16.4x	4.1x
	Min	$3,229	($42,877)	($46,708)	($40,227)	($2.22)	-127.4%	-137.5%	-417.5%	0.54x	7.3x	16.4x	4.1x
K-tel International, Inc.	KTEL	$4,496	$ (273)	($465)	$ (1,294)	($0.10)	-6.1%	-10.3%	-28.8%	2.55x	NM	NM	NM

Source: Capital IQ

Note:

1. Beta calculated over 3 years (36 months) per Bloomberg.

KTEL

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 Valuation Analysis One-Year Historical Growth Company Name Ticker Revenue EBITDA EBIT EPS Revenue EBITDA EBIT EPS Image Entertainment Inc. DISK 8.7% -96.7% NM NM 11.5% -69.1% NM NM Madacy Entertainment Income Fund MEG.UN NM NM NM 661.2% NM NM NM NM Napster Inc. NAPS 40.5% NM NM NM -0.7% NM NM NM Digital Music Group, Inc. DMGI NM NM NM NM NM NM NM NM MediaBay Inc. MBAY -53.0% NM NM NM -49.8% NM NM NM Max 40.5% -96.7% NM 661.2% 11.5% -69.1% NM NM Mean -1.3% -96.7% NM 661.2% -13.0% -69.1% NM NM Median 8.7% -96.7% NM 661.2% -0.7% -69.1% NM NM Min -53.0% -96.7% NM 661.2% -49.8% -69.1% NM NM K-tel International, Inc. KTEL -20.5% NM NM NM -15.2% NM NM NM Source: Capital IQ 3 Year CAGR

 Valuation Analysis ($'s in thousands, except per share data) Company Name Ticker Fiscal Year End CFY Period Revenue EBITDA EPS EBITDA Net Income EV/ Revenue EV/ EBITDA P/E Image Entertainment Inc. DISK 3/31/2006 3/31/2007 $98,833 ($6,600) ($0.37) -6.7% NA 0.93x NM NM Madacy Entertainment Income Fund MEG.UN 12/31/2006 12/31/2007 $91,000 $7,460 $0.75 8.2% 6.2% 0.69x 8.5x 2.4x Napster Inc. NAPS 3/31/2007 3/31/2008 $109,241 ($38,023) ($0.98) -34.8% NA 0.64x NM NM Digital Music Group, Inc. DMGI 12/31/2006 12/31/2007 $10,923 $251 ($0.19) 2.3% NA 2.34x 101.7x NM MediaBay Inc. MBAY 12/31/2005 12/31/2006 NA NA NA NA NA NA NA NM Max 8.2% 6.2% 2.34x 8.5x 2.4x Mean -7.7% 6.2% 1.15x 8.5x 2.4x Median -2.2% 6.2% 0.81x 8.5x 2.4x Min -34.8% 6.2% 0.64x 8.5x 2.4x Notes: CFY = Current Fiscal Year Valuation Multiples CFY Estimated Financial Data Margins

Valuation Analysis

($'s in thousands)

Company Name	Ticker	Total Assets	Total Liabilities	Stockholders' Equity	ROE (a)	ROA (b)	Debt (c) / Total Capital (d)	D/E (e)	Total Debt/ EBITDA	EBIT/ Net Interest Expense	Current Ratio	Quick Ratio
		Balance Sheet			**LTM Return**		**Leverage**				**Liquidity**	
Image Entertainment Inc.	DISK	$95,229	$23,385	$36,085	NM	NM	39.3%	64.8%	1.80	NM	1.64	0.64
Madacy Entertainment Income Fund	MED.UN	$120,654	$22,656	$49,251	12.0%	3.8%	22.9%	46.0%	0.03	1.91	1.12	0.65
Napster Inc.	NAPS	$138,178	$39,200	$98,976	NM	NM	NM	NM	NM	NM	2.67	2.54
Digital Music Group Inc. (f)	DMGI	$38,864	$2,775	$36,090	NM	NM	0.2%	0.2%	NM	NM	10.58	9.85
MediaBay Inc.	MBAY	$10,223	$21,689	($16,136)	NM	NM	390.6%	NM	NM	NM	0.18	0.13
Max		$138,178	$39,200	$98,976	12.0%	3.8%	390.6%	64.8%	1.80	1.91	10.58	9.85
Mean		$80,630	$21,941	$40,853	12.0%	3.8%	113.3%	37.0%	0.91	1.91	3.24	2.76
Median		$95,229	$22,656	$36,090	12.0%	3.8%	31.1%	46.0%	0.91	1.91	1.64	0.65
Min		$10,223	$2,775	-$16,136	12.0%	3.8%	0.2%	0.2%	0.03	1.91	0.18	0.13
K-tel International, Inc.	KTEL	$3,070	$15,378	($12,308)	NM	NM	95.2%	NM	NM	NM	0.18	0.15

Note
(a) ROA is calculated as EBIT *(1-taxrate) / total assets
(b) ROE is calculated as net income / stockholders' equity
(c) Debt is equal to book value of interest bearing debt plus capital lease obligations.
(d) Total capital is equal to interest bearing debt plus market capitalization.

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Comparable Merger and Acquisition Transactions This analysis compares selected financial and valuation metrics of the company with those of similar public and private companies that have recently been merged or acquired. We reviewed publicly available information, press releases and databases for industry transactions that closed since 2004 but data was insufficient. Accordingly, we did not perform a comparable merger and acquisition transaction analysis. Valuation Analysis

Discounted Cash Flow Analysis This analysis calculates the present value of the cash flow earned during the forecast period plus the value at the end of that period, referred to as the terminal value. The terminal value component recognizes that a company has a perpetual life and refers to the value of all future cash flows from an asset at a specific point in time. For purposes of this analysis, the following range of assumptions were used: 5 fiscal years of cash flows discounted to November 30, 2007 Discount rates: 16.0% to 20.0% Terminal value: perpetual growth rates of year 5 free cash flow at 2.0% to 4.0% Analyzed the Company’s existing net operating loss (NOL) carry-forwards The projected financial data was prepared by management of K-Tel based on a business model that assumes discontinuance of the music distribution segment as of the beginning of fiscal 2007. Valuation Analysis

Cash Flow Projections

($'s in Thousands)	Actual		Years Ending June 30										
	2006	%	2007	%	2008	%	2009	%	2010	%	2011	%	Perpetuity
Net Sales (a)	$ 2,563	100%	$ 2,325	100%	$ 2,363	100%	$ 2,413	100%	$ 2,478	100%	$ 2,557	100%	$ 2,557
Licensing Expense													
Non Digital Expense	$ 403	15.7%	$ 352	15.2%	$ 335	14.2%	$ 318	13.2%	$ 302	12.2%	$ 287	11.2%	$ 287
Digital Expense	121	4.7%	124	5.3%	136	5.8%	150	6.2%	165	6.7%	181	7.1%	181
Trademark Licensing Expense	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0
Total Cost of Goods Sold	524	20.5%	476	20.5%	471	19.9%	468	19.4%	467	18.9%	469	18.3%	469
Gross Profit	$ 2,039	79.5%	$ 1,849	79.5%	$ 1,891	80.1%	$ 1,945	80.6%	$ 2,011	81.1%	$ 2,089	81.7%	$ 2,089
Selling, General, & Administrative	1,191	46.5%	1,035	44.5%	1,056	44.7%	1,077	44.6%	1,098	44.3%	1,120	43.8%	1,120
Amortization Expense	163	6.4%	145	6.2%	115	4.9%	63	2.6%	13	0.5%	0	0.0%	0
Operating Income (EBIT)	$ 685	26.7%	$ 669	28.8%	$ 721	30.5%	$ 805	33.4%	$ 899	36.3%	$ 968	37.9%	$ 968
Beginning NOL Carryforward (b)			$ 23,100		$ 22,431		$ 21,711		$ 20,906		$ 20,006		$ 19,038
Less: NOL Used			(669)		(721)		(805)		(899)		(968)		0
Ending NOL			$ 22,431		$ 21,711		$ 20,906		$ 20,006		$ 19,038		$ 19,038
Net Taxes Paid @ 36%			0		0		0		0		0		349
NOPAT (Net Operating Profit After Taxes)			$ 669		$ 721		$ 805		$ 899		$ 968		$ 620
Plus: Depreciation/Amortization			$ 145		$ 115		$ 63		$ 13		$ 0		$ 0
Less: Capital Expenditures			20		15		10		10		10		10
Less: Incremental Working Capital			0		0		0		0		0		0
Equals: Free Cash Flow			$ 794		$ 821		$ 858		$ 902		$ 958		$ 610

Note:

(a) Assumes shutdown of retail sales and transition to licensing segment as of beginning of fiscal 2007. Projections provided by K-tel management.

(b) The net operating loss (NOL) tax carry forward is approximately $43.2 million and $20.1 million relates to deductions associated with the exercise of stock options. The NOL to be used for offsetting taxable income is assumed to be $23.1 million according to management.

CRAIG-HALLUM

27

 Valuation Analysis Present Value Calculations 16.0% 17.0% 18.0% 19.0% 20.0% Present Value of 2007 - 2011 Cash Flows $2,926 $2,879 $2,834 $2,790 $2,747 Plus: Present Value of Terminal Year Perpetuity Growth Rate 2.0% $2,545 $2,375 $2,227 $2,096 $1,979 3.0% $2,768 $2,570 $2,399 $2,249 $2,116 4.0% $3,027 $2,795 $2,595 $2,422 $2,271 Equals: Enterprise Value Perpetuity Growth Rate 2.0% $5,471 $5,255 $5,061 $4,886 $4,727 3.0% $5,694 $5,449 $5,233 $5,039 $4,864 4.0% $5,954 $5,674 $5,429 $5,212 $5,018 Debt less cash $10,929 Less: Present Value of NOL's (a) (345) Equals: Net Debt $10,584 Equals: Equity Value Perpetuity Growth Rate 2.0% ($5,113) ($5,330) ($5,524) ($5,699) ($5,858) 3.0% ($4,891) ($5,135) ($5,352) ($5,546) ($5,721) 4.0% ($4,631) ($4,911) ($5,156) ($5,373) ($5,567) Equals: Equity Value (Per Share) (b) 2.0% ($0.37) ($0.39) ($0.40) ($0.42) ($0.43) 3.0% ($0.36) ($0.38) ($0.39) ($0.41) ($0.42) 4.0% ($0.34) ($0.36) ($0.38) ($0.39) ($0.41) Note: (a) Present value of NOLs from 2012-2044. WACC

Appendices

Reverse Stock Split Transactions Date Company Ticker Symbol Stock Split Ratio ($'s in 000's) Market Cap At Split Fractional Price 20 Day Average Price Implied Premium 3/3/2006 Major Automotive Companies, Inc. OTCPK:MJRC 1 - 1000 $15,677 $ 1.90 $1.75 8.6% 1/10/2006 Sagient Research, Inc. SRYS 1 - 101 $2,830 $ 0.12 $0.10 20.0% 12/22/2005 TouchTunes Music Corp. TTMX 1 - 2000 $6,227 $ 0.50 $0.43 17.1% 11/30/2005 Refocus Group RFCS 1 - 2000 $7,401 $ 0.35 $0.28 25.0% 9/22/2005 Community Invenstors Bancorp CIBN 1 - 300 $14,728 $ 15.00 $13.95 7.5% 8/29/2005 BF Enterprises BFET 1-3000 $29,684 $ 8.95 $8.54 4.8% 8/24/2005 Kestrel Energy KSTR 1 - 100 $11 $ 1.42 $0.99 43.7% 1/19/2005 Max & Ermas Restaurants, Inc. MAXE 1 - 200 $37,133 $ 16.00 $13.08 22.3% 1/10/2005 Trek Resources TRKX 1 - 100 $8,310 $ 2.50 $2.13 17.6% 12/22/2004 KS Bancorp, Ltd KSBI 1 - 200 $26,334 $ 24.00 $16.35 46.8% 11/4/2004 Webco Industries, Inc. WEBC NA $41,784 $ 6.50 $5.43 19.7% 1/9/2004 Safeguard Health Enterprise, Inc. SFGH 1 - 1,500 $11,185 $ 2.25 $1.90 18.4% Max 46.8% Median 19.1% Mean 21.0% Min 4.8% Source: Capital IQ, Bloomberg, and Craig-Hallum calculations.

Preliminary Orderly Liquidation Analyses

	Value as of 9/30/2006 (1)	Asset Realization Percentage Low	Asset Realization Percentage High	Hypothetical Orderly Liquidation Values Low	Hypothetical Orderly Liquidation Values High
ASSETS					
CURRENT ASSETS:					
Cash	$ 1,470	100%	100%	$ 1,470	$ 1,470
Accounts Receivable	632	85%	95%	$537	$600
Inventory (3/31/06)	452	50%	60%	$226	$271
Royalty Advances	7	100%	100%	$7	$7
Prepaid Expenses and Other	157	100%	100%	$157	$157
Total Current Assets	$ 2,718			$ 2,397	$ 2,506
NON-CURRENT ASSETS					
Net Fixed Assets	53	0%	0%	0	0
Owned Catalog of Masters (2)	2,500	90%	100%	2,250	2,500
Total Assets	$ 5,271			$ 4,647	$ 5,006
LIABILITES					
Notes Payable	12,399	100%	100%	12,399	12,399
Accounts payable	967	100%	100%	967	967
Accrued royalties (3/31/06)	1,872	100%	100%	1,872	1,872
Reserve for returns	109	100%	100%	109	109
Net liabilities of discontinued operations	31	100%	100%	31	31
Total Liabilities	$ 15,378			$ 15,378	$ 15,378
GROSS PROCEEDS AVAILABLE FOR DISTRIBUTION (3)				**$ (10,731)**	**$ (10,372)**

Notes:
1. Based on 9/30/06 book value.
2. Based on Craig Hallum preliminary estimate using an illustrative relief-from-royalty calculation. Assumes a 25% royalty rate applied to a $2.5 million revenue stream, 40% corporate tax rate and a capitalization rate of 15% (K-Tel WACC of 18% minus long-term growth of 3.0%). This preliminary value estimate compares to $1.6 million paid for the master recordings of the catalog (consisting of more than 2,000 tracks) of Chancellor Records by Digital Music Group, Inc. on June 26, 2006 (per Digital Music Group June 30, 2006 form 10Q).
3. Prior to liquidation related costs and taxes.

31

CRAIG-HALLUM

Comparable Public Company Descriptions Comparable Public Company Descriptions Company Name Business Description Image Entertainment Inc. Image Entertainment, Inc. engages in the acquisition, production, and distribution of content for release on DVD. It acquires and exploits distribution rights to various general and specialty content on DVD, CD, and other home entertainment formats, including comedy, music concerts, urban, television and theatrical, country, gospel, foreign and silent films, and youth culture/lifestyle. As of March 31, 2006, its catalogue included approximately 3,000 DVD and 200 CD titles. The company also has audio content rights for distribution on compact discs, including albums, television and movie soundtracks, comedy programs, audio compilations from its live concert DVDs, and broadway original cast recordings. It sells its products to traditional retailers, specialty retailers, Internet retailers, wholesale distributors, as well as alternative distribution channels, including direct-to-consumer print catalogs, direct response campaigns, subscription services/club sales, home shopping television channels, and other nontraditional sales channels. The company was incorporated as Key International Film Distributors, Inc. in 1975 and changed its name to Image Entertainment, Inc. in 1983. Image Entertainment is headquartered in Chatsworth, California. Madacy Entertainment Income Fund Madacy Entertainment Income Fund operates as an unincorporated open-ended trust in Canada. The fund, through its wholly-owned subsidiary, Madacy Entertainment Trust, holds 65% interest in Madacy Entertainment LP, which develops, produces, and markets recorded music products, as well as offers home video products. It also involves in the distribution of other music labels, as well as in licensing of its proprietary recordings. Madacy Entertainment Income Fund is headquartered in Montreal, Canada. Napster Inc. Napster, Inc. provides online music for the consumer market. Its online music subscription services, Napster and Napster To Go, provide consumers with access to approximately 2,000,000 tracks. The company’s products help consumers to discover, access, and acquire songs by searching or browsing its catalogue, or accessing preprogrammed content through radio stations or custom compilations. Napster’s subscribers also have access to community features, such as sharing songs with other members and searching their collections. In addition, it operates a download music store, called Napster Light, where customers who are not subscribers, purchase individual tracks or albums. The company sells its online music services to end users worldwide through its Web site, affiliate network, and universities that have site licenses, as well as prepaid cards through its retail partners. It has strategic partnerships with Ericsson, Microsoft, Intel, iRiver, Dell, Samsung, Gateway, Toshiba, Tower Records Japan, Best Buy, Radio Shack, Dixons Group, The Link, PC World, and Currys. Napster was incorporated in 2000. It was formerly known as Roxio, Inc. and changed its name to Napster, Inc. in 2004. The company is headquartered in Los Angeles, California. Digital Music Group Inc. Digital Music Group, Inc. provides digital music recordings to online music stores. It purchases, licenses, or distributes music recordings in digital format from record labels, artists, and other content owners; and processes these recordings through its digital music processing system for delivery to online music stores. The company, through online music stores, offers consumers with access to music recordings, which are not readily accessible in music retailers or available in digital format. In addition, it provides means for music and other sound recording content owners to make their content available to consumers in online music stores. Further, Digital Music Group engages in the digital distribution of television, film, and video catalogs. The company distributes approximately 65,000 digital music recordings primarily to major online music stores and to selected specialty online music stores that offer its music recordings for sale to consumers. Digital Music Group was founded in April 2005. It was formerly known as Online Music Corporation and changed its name to Digital Music Group, Inc. in September 2005. The company is based in Sacramento, California. MediaBay Inc. MediaBay, Inc. operates as digital media, marketing, and publishing company in the United States. It offers audio titles in the areas of spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions, and radio broadcast transcripts. The company operates through three segments: Audio Book Club, Radio Spirits, and MediaBay.com. The Audio Book Club segment, a membership-based club, engages in the sale of audio books in direct mail and on the Internet. The Radio Spirits segment engages in the production, sale, licenses, and syndication of old-time radio programs. It also broadcasts its radio programs through a syndicated radio show on commercial stations in the United States, as well as broadcasts its 24-hour Radio Classics channels on Sirius and XM Satellite Radio. The MediaBay.com segment, a media portal, offers spoken word audio content in secure digital download formats. The company’s content library consists of genres of audiobooks, classic American radio shows, educational courses, university lectures, theatre plays, self improvement courses, television soundtracks, stand-up comedy, children's storytelling, parenting advice, and study guides.

 Comparable Public Company–Trading Statistics Company Name Ticker LTM 12 Month Average Daily Volume Public Float Estimate Shares Outstanding Average Daily Volume/Public Float Average Daily Volume/Shares Outstanding Image Entertainment Inc. DISK 50 43% 21,577 0.54% 0.23% Madacy Entertainment Income Fund MEG.UN 48 98% 7,540 0.65% 0.64% Napster Inc. NAPS 912 97% 44,900 2.08% 2.03% Digital Music Group Inc. DMGI 31 79% 9,035 0.43% 0.34% MediaBay Inc. MBAY 342 75% 10,516 4.33% 3.25% Max 912 98% 44,900 4.33% 3.25% Mean 276 79% 18,714 1.60% 1.30% Median 50 79% 10,516 0.65% 0.64% Min 31 43% 7,540 0.43% 0.23% K-Tel International, Inc. 5 39% 13,650 0.09% 0.04% . Public Float Analysis (daily trading volume in thousands)

 K-TEL Weighted Average Cost of Capital Analysis Formula: Cost of Equity = (Risk Free Rate) + (Beta*Equity Risk Premium) + Equity Risk Premium + Unsystematic Risk Premium Contribution Weight (a) Pre-Tax After Tax Debt Capital 40.0% 9.3% (b) 5.9% 2.4% Equity Capital 60.0% na 26.5% 15.9% Assumed Tax Rate 36.0% WACC 18.3% Risk-Free Rate (c) 4.6% Beta (d) 1.66 Plus Market Risk Premium (e) 6.3% Plus Size Premium (f) 6.4% Plus Unsystematic Risk Premium (g) 5.0% Cost of Common Equity 26.5% Note: (a) Based on a normalized capital structure (debt capitalization of Image Entertainment, Inc.) (b) Based on current interest rate of K-Tel's existing debt. (c) Based on 20-Year Treasury Bond Yield as of current date. (d) 3 year levered beta of Image Entertainment, Inc. (Source: Bloomberg Financial) (e) Source: Ibbotson Associates 2006 Yearbook. (f) Source: Ibbotson Associates 2006 Yearbook. (g) Craig-Hallum estimate of company specific risk. Cost of Equity Calculation Weighted Average Cost of Capital Calculation Cost of Capital Capital Asset Pricing Model to WACC

 Value of NOL Tax Benefits Source: Management ` 2012 2013 2014 2015 2016 2017 Unused NOL Beginning of Year $19,038 $18,138 $17,238 $16,338 $15,438 $14,538 Unused NOL End of Year $18,138 $17,238 $16,338 $15,438 $14,538 $13,638 Amount Used $900 $900 $900 $900 $900 $900 PV Factor @ 18% 1.0863 1.2818 1.5125 1.7848 2.1061 2.4851 Present Value $829 $702 $595 $504 $427 $362 PV of NOL's @ 2012-2032 $5,267 Discount Factor @ 18% 2.106 PV of NOL $2,501 Indicated Present Value Calculation of NOL's ($'s in Thousands)